UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

FORM 12b-25

SEC File No. 000-27897

CUSIP No. 265338707

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K; ☐ Form 20-F; ☐ Form 11-K; ☐ Form 10-Q; ☐ Form 10-D; ☐ Form N-SAR; ☐ Form N-CSR

For Period Ended: December 31, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates.

PART I: — REGISTRANT INFORMATION

Dune Energy, Inc.

Full Name of Registrant

Former Name if Applicable

811 Louisiana Street, Suite 2300

Address of Principal Executive Office (Street and Number)

Houston, Texas 77002

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously reported in a Current Report on Form 8-K, as filed with the Securities and Exchange Commission on March 12, 2015, Dune Energy, Inc. (the “Company”) and its subsidiaries (the “Debtors”) filed voluntary petitions (the “Bankruptcy Filing”) in the United States Bankruptcy Court for the Western District of Texas, Austin Division (the “Bankruptcy Court”) on March 8, 2015 seeking relief under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”). The Debtors are currently operating their business as debtors in possession in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court.

The Company is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the “Form 10-K”), with the SEC within the prescribed period without unreasonable effort or expense. The Company’s management has devoted substantial attention (i) to operate the Company’s business and restructure the Company’s financial obligations under the protection of the Bankruptcy Court, (ii) meet the reporting requirements of the Bankruptcy Court and the Bankruptcy Code, and (iii) satisfy the Company’s obligations to other parties with interests in the Chapter 11 Cases.

As a result of the increased burdens on the Company’s financial, accounting and administrative staff, the Company has not completed its preparation of the audited financial statements for the fiscal year ended December 31, 2014 that are required to be included in the Form 10-K.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

James A. Watt	1-713-229-6300
(Name)	(Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports(s) been filed? If answer is no, identity report(s) ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s financial statements for fiscal year ended December 31, 2014 have not yet been completed because a substantial amount of time and effort of the Company’s financial and accounting staff has and continues to be taken up in connection with the Company’s Bankruptcy Filing.

The Company is currently in the process of determining what impact the conditions that gave rise to the Chapter 11 Cases have had on its financial condition and results of operations. As a result of the demands that the Chapter 11 Cases have placed on the Company’s senior management, remaining personnel and limited resources, the Company cannot reasonably estimate the results of operations for the annual period ended December 31, 2014.

This Form 12b-25 contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These statements are based on the Company’s current expectations and involve risks and uncertainties that could cause actual results and events to differ materially from those described in the statements. The words “may,” “assume,” “forecast,” “position,” “predict,” “strategy,” “expect,” “intend,” “plan,” “estimate,” “anticipate,” “believe,” “project,” “budget,” “potential,” or “continue,” and similar expressions are used to identify forward looking statements. Factors that could cause results to differ materially from current expectations include those referenced in the Company’s Form 10-K for the year ended December 31, 2013 and subsequent SEC filings. You should not place undue reliance on these forward-looking statements, which reflect the Company’s opinions only as of the date of this Form 12b-25. The Company undertakes no obligation to publicly release any revisions to the forward-looking statements after the date of this Form 12b-25.

DUNE ENERGY, INC.

Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 1, 2015	By:	/s/ James A. Watt
		Name:	James A. Watt
		Title:	Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).